P.E. 1/1/02


02001390

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JAN 18 2002
WASH, D.C.
354
SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

PROCESSED
JAN 29 2002
THOMSON FINANCIAL

For the month of January ,2002

WPP GROUP PLC
(Translation of registrant's name into English)

27 Farm Street, London W1X 6RD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file the annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

WPP GROUP PLC
(Registrant)

Date January 17, 2002

By ____
Paul Richardson
Group Finance Director


RECEIVED
JAN 18 2002
354

FOR IMMEDIATE RELEASE 16 January 2002

WPP GROUP PLC ("WPP")

Announces offer to acquire Concept! in Germany

WPP's wholly-owned operating company, OgilvyOne Worldwide, the direct and interactive marketing network, has today announced its decision to launch an offer to acquire Concept! AG, the German internet agency which is listed on the Neuer Markt of the Frankfurt Stock Exchange.

WPP has an existing 20% stake in Concept! and has announced its intention to acquire the remaining shares at a price of Euro 6.80 per share on the terms and conditions set out in the offer document which is expected to be published in February 2002 at *www.kirchhoff.de/ogilvy-concept-angebot*. The offer is subject to approval by the German Federal Cartel Office.

The offer continues WPP's objective of developing its new media investments through strengthening its established businesses.

For further information, please contact:
Feona McEwan, WPP, +44 20 7408 2204
www.wpp.com
www.ogilvyone.com